4/13/2016

16021288

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 13 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 66999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn (City) — Ohio (State) — 44144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Matt Gulla, Chief Financial Officer — 216-813-6033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

950 Main Avenue, Suite 1800 (Address) — Cleveland (City) — Ohio (State) — 44113 (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2020

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Key Investment Services

Key Investment Services LLC
Member FINRA/SIPC

Mailcode: OH-01-49-0215
4900 Tiedeman Road
Brooklyn, OH 44144

toll free: 888-KIS-2YOU

@KISinvestments.com

April 12, 2016

SEC
Mail Processing
Section
APR 13 2016
Washington DC
409

Key Investment Services LLC
4900 Tiedeman Dr.
Cleveland, Oh 44114

To whom it may concern:

As part of our annual audit filing we submitted our 2015 Exemption Report on February 28, 2016. The firm would like to amend its initial filing to reflect the date in which the independent accounting firm's review was completed as we noticed the date of the report (February 28th, 2016) did not agree to the date of our independent accounting firm's review report letter (February 26th, 2016).

Due to this we are amending our initial filing so that the date within the Exemption Report reflects the date in which the audit was completed. No other differences are noted other than changing the date of the report to agree to the date of the independent accounting firm's review report letter.

Sincerely,

Matt Gulla
CFO
Key Investment Services LLC

Key Investment Services LLC's Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. { 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. { 240.15c3-3 under the following provision of 17 C.F.R. { 240.15c3-3 (k): [(2)(ii)];
    a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provision in 17 C.F.R. { 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2015 except as described in the subsequent pages.

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Matt Gulla

Title: CFO

SEC
Mail Processing
Section
APR 13 2016
Washington DC
409

February 26, 2016

Number of Checks	Dollar Amount	Date of Deposit	Reason	Resolution
1	$20,000.00	1/2/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
4	$171,186.61	1/7/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$200.00	1/9/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$36,996.29	1/13/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$40,000.00	1/13/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$4,255.33	1/15/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$230,000.00	1/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$63,155.77	1/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$13,600.00	1/22/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$20,000.00	1/23/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$6,500.00	1/26/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$20,000.00	1/27/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	1/28/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$87,673.00	1/28/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
2	$43,171.73	2/2/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$236,423.67	2/3/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	2/4/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$5,000.00	2/10/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$183,869.08	2/10/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$15,343.53	2/11/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action

1	$6,192.46	2/13/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$9,832.06	2/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$6,000.00	2/24/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
2	$39,953.75	2/27/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$320.00	3/4/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$4,700.00	3/6/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$500.00	3/11/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$24,750.00	3/11/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$1,900.00	3/16/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$76,024.85	3/16/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	3/25/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$13,269.16	3/27/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$4,000.00	3/30/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$130,000.00	3/30/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	4/3/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$50,000.00	4/7/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$2,500.00	4/8/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	4/9/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
2	$24,676.00	4/9/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$17,737.00	4/10/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$1,000.00	4/10/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action

1	$5,500.00	4/13/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$268,918.47	4/20/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	4/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$50,000.00	4/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$5,000.00	4/30/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$1,000.00	5/7/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$130,000.00	5/12/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	5/20/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$6,160.58	6/12/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	7/7/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$80,569.66	7/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$50,000.00	7/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$42,860.96	7/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$21.10	8/13/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$111.25	8/14/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$112.50	8/14/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$102.50	8/14/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$1,000.00	8/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$40,000.00	8/20/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$5,000.00	8/26/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$1,500.00	9/1/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action

1	$2,500.00	9/3/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$65,000.00	9/4/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$25,000.00	9/23/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$18,000.00	9/28/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$3,600.00	9/30/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$8,677.04	10/5/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$200,000.00	10/8/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$50,000.00	10/9/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$15,000.00	10/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$250,000.00	10/21/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$81,047.01	10/23/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	10/23/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$10,000.00	11/2/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	11/12/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$30,000.00	11/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$175,000.00	11/19/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	11/30/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$250,000.00	12/17/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$100,000.00	12/23/15	Untimely deposit to clearing account	Escalated to compliance for disciplinary action
1	$500.00	12/29/16	Untimely deposit to clearing account	Escalated to compliance for disciplinary action

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working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Key Investment Services LLC

We have reviewed management's statements, included in the accompanying Key Investment Services LLC's Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2015, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2016